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                               April 15, 2021

       Thomas Schmitt
       Chief Executive Officer
       Forward Air Corporation
       1915 Snapps Ferry Road, Building N
       Greeneville, Tennessee 37745

                                                        Re: Forward Air
Corporation
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 000-22490

       Dear Mr. Schmitt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Expedited Freight Operating Statistics, page 34

   1. We note that you identify certain equipment on page 10, including owned and leased tractors, straight
trucks, and trailers; and that within you discussion and analysis, you have many references to
changes in utilization as it pertains to Leased Capacity Providers,
                                                        Company-employed
drivers, and third-party transportation providers.

                                                        Please expand your
disclosures to include a summary of the utilization of your equipment, in terms of being
deployed or idle, for each period to comply with Instruction 1 to Item
                                                        102 of Regulation S-K.
Given the economic implications that are apparent in your
                                                        disclosures, it would
also be helpful to include a tabulation showing the relative utilization of Leased Capacity
Providers, Company-employed drivers, and third party transportation providers, with regard
to Total pounds and Total shipments each period.
 Thomas Schmitt
FirstName
Forward AirLastNameThomas   Schmitt
              Corporation
Comapany
April       NameForward Air Corporation
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
2. We note your disclosure of "Network gross margin" on pages 34 and 44, and in the narrative on page 46, indicating improvement during 2019 was attributable to "increased utilization of Leased Capacity Providers and Company-employed drivers and contributions from FSA." However, you describe the measure as "Network revenue less
         Network purchased transportation as a percentage of Network revenue."

         If Network purchased transportation is a subset of the purchased transportation expense, provide us with a disaggregation of this account for each period and explain how each component is distinguished from the other components.

         Tell us the reasons for the decline in Network gross margin for 2020 and how the explanation provided for 2019 accounts for the improvement that you intended to address for each reason identified. Also explain how the percentages (i) reconcile to the figures in your tabulation, and (ii) reflect all costs of the network revenues, as would be reported in accordance with GAAP, if this is your view.

         However, if you have utilized incomplete cost measures in calculating these percentages, you should also present gross margin for the network activity in accordance with GAAP and provide the other disclosures required by Item 10(e) of Regulation S-K.
3. We note your disclosure on page 6 stating "Of the $583.5 million incurred for Expedited
         Freight's transportation during 2020, we purchased 44% from the Leased Capacity
         Providers of our licensed motor carrier, 35% from our company fleet and 21% from other surface transportation providers." However, on page 32, you state "Purchased transportation includes Leased Capacity Providers and third-party carriers, while
         Company-employed drivers are included in salaries, wages and employee benefits."

         Please describe for us the accounting that appears in your financial statements for expenses reported as purchased transportation pertaining to the company fleet, including the manner by which those amounts have been derived and the reasons you believe these are properly characterized as purchased transportation.
Financial Statements
Note 11 - Segment Reporting, page F-40

4. We note that you have recast prior year segment disclosures to remove the Pool
         Distribution segment, and that you are reporting the corresponding assets and liabilities as discontinued operations as of December 31, 2020. However, we see that you have a column for "Eliminations and Other" which includes significant reconciling amounts for which you provide no explanation; and the consolidated total asset amounts on page F-41 do not agree with the consolidated totals on page F-6.

         Please revise your disclosures to resolve the total asset discrepancies and to include reconciliation details as required by FASB ASC 280-10-50-31. Please ensure that such details are distinguished from any activities that are properly combined and reported
 Thomas Schmitt
Forward Air Corporation
April 15, 2021
Page 3
         apart from your reportable segments in accordance with FASB ASC 280-10-50-15.

         Also tell us the extent to which the $115.6 million in assets attributed to the Pool
         Distribution segment were re-allocated to other segments in recasting your segment disclosures as of December 31, 2019, and how that amount reconciles to the $91.7 million in current and noncurrent assets held for sale as reported on page
F-18.
5. Given the information regarding concentration of sales and major customers on pages 7 and 17, it appears that you should disclose the amounts of revenue associated with each major customer for each period to comply with FASB ASC 280-10-55-42. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at
(202) 551-3686 with any other questions.



FirstName LastNameThomas Schmitt                             Sincerely,
Comapany NameForward Air Corporation
                                                             Division of
Corporation Finance
April 15, 2021 Page 3                                        Office of Energy &
Transportation
FirstName LastName